File No. 70-10117

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                AMENDMENT NO. 2 (POST-EFFECTIVE AMENDMENT NO. 1)
                                       TO
                                    FORM U-1

                           APPLICATION OR DECLARATION
                                      under
                 The Public Utility Holding Company Act of 1935

                               GULF POWER COMPANY
                                One Energy Place
                            Pensacola, Florida 32520

               (Name of company or companies filing this statement
                  and addresses of principal executive offices)

                              THE SOUTHERN COMPANY

 (Name of top registered holding company parent of each applicant or declarant)

                                Susan D. Ritenour
                             Secretary and Treasurer
                               Gulf Power Company
                                One Energy Place
                            Pensacola, Florida 32520

                     (Name and address of agent for service)

  The Commission is requested to mail signed copies of all orders, notices and communications to the above agent for service and to:

       Thomas A. Fanning                               Melissa K. Caen, Esq.
Executive Vice President, Chief                        Troutman Sanders LLP
Financial Officer and Treasurer                     600 Peachtree Street, N.E.
     The Southern Company                                   Suite 5200
  270 Peachtree Street, N.W.                        Atlanta, Georgia 30308-2216
    Atlanta, Georgia 30303


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The Application in the foregoing file is amended to include the information below. Capitalized terms used herein and not defined herein shall have the meanings assigned to them in earlier filings made in Commission File No. 70-10117. Except as modified herein, the transactions requested herein are subject to the parameters applicable to authorized financing transactions listed in Sections 1.3 through 1.5 in Amendment No. 1 to the Application, including but not limited to the following parameters. At all times during the Authorization Period, Gulf represents that it will maintain a common equity ratio of at least thirty percent of its consolidated capitalization (common equity, preferred stock, preference stock and long-term and short-term debt) as reflected in its most recent Form 10-K or Form 10-Q filed with the Commission adjusted to reflect changes in capitalization since the balance sheet date, unless otherwise authorized. With respect to the securities issuance authority proposed in this
Application: (i) within four business days after the occurrence of a Ratings Event, Gulf will notify the Commission of its occurrence (by means of a letter, via fax, email or overnight mail to the Office of Public Utility Regulation) and
(ii) within 30 days after the occurrence of a Ratings Event, Gulf will submit a post-effective amendment to this Application explaining the material facts and circumstances relating to that Ratings Event (including the basis on which, taking into account the interests of investors, consumers and the public as well as other applicable criteria under the Act, it remains appropriate for Gulf to issue the securities for which authorization is sought in this Application, so long as Gulf continues to comply with the other applicable terms and conditions specified in the Commission's order authorizing the transactions requested in this Application). Furthermore, no securities authorized as a result of this Application will be issued following the 60th day after a Ratings Event if any such downgraded rating has not been upgraded to investment grade. Gulf also


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requests that the Commission reserve jurisdiction through the remainder of the
Authorization Period over the issuance of any authorized securities pursuant to this Application that are prohibited from being issued after the 60th day following a Ratings Event if no revised rating reflecting an investment grade rating has been issued. A "Ratings Event" will be deemed to have occurred if, during the Authorization Period, (i) any outstanding security of Gulf that is rated is downgraded below investment grade; (ii) any security to be issued by any Gulf pursuant to the authorization sought hereby upon original issuance is rated below investment grade; or (iii) any outstanding security of Southern that is rated is downgraded below investment grade. For purposes of this provision, a security will be deemed to be rated "investment grade" if it is rated investment grade by at least one nationally recognized statistical rating organization, as that term is used in paragraphs (c)(2)(vi)(E), (F) and (H) of Rule 15c3-1 under the Securities Exchange Act of 1934, as amended. Gulf requests that it be permitted to issue a security that does not satisfy the foregoing condition if the requirements of Rule 52(a)(i) and Rule 52(a)(iii) are met and the issue and sale of the security have been expressly authorized by the Florida Public Service Commission.

Item 1.       Description of Proposed Transactions.

The third paragraph of Item 1.1 is amended and restated to read as follows:

              Gulf further proposes to issue and sell, from time to time or at any time on or before March 31, 2006, one or more series of its senior debentures, senior promissory notes or other senior debt instruments (individually a "Senior Note" and collectively the "Senior Notes"), one or more series of its first mortgage bonds and one or more series of its preferred stock or preference stock in an aggregate amount of up to $450,000,000 in any combination of


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              issuance (together, the "Senior Securities").1

Item 1.5 is amended to include the following paragraphs at the end of Item 1.5:

              It is proposed that each issuance of Gulf's preference stock, liquidation value of up to $100 per share (the "Preference Stock"), will be sold for the best price obtainable (after giving effect to the purchasers' compensation) but for a price to Gulf (before giving effect to such purchasers' compensation) of not less than 98% of the par or stated value per share.

              The authority to issue shares of preference stock of Gulf may be granted by amendment to the Articles of Incorporation of Gulf and the Preference Stock of each series will be created, and its terms established, by resolution of the board of directors of Gulf which when filed with the Secretary of State of Maine will constitute an amendment to the charter of Gulf. Gulf may make provision for a cumulative sinking fund for the benefit of a particular series of the Preference Stock which would retire a certain number of shares of such series annually, commencing at a specified date after the sale. In connection therewith, Gulf may have the non-cumulative option of redeeming up to an additional like number of shares of such series annually.

              Gulf may determine that, in light of the current market conditions at the time any series of the Preference Stock is offered, it is in the best interest of Gulf and its investors and consumers that the terms of such Preference Stock provide for an adjustable dividend rate thereon to be determined on a periodic basis, rather than a fixed rate dividend. In such event, it is proposed that the rate of dividends on such Preference Stock for an initial period would be a fixed amount or rate per annum. Periodically thereafter, the rate would be adjusted by periodic auction or remarketing procedures, or in accordance with a formula or formulae based upon certain reference rates, or by other predetermined methods.

__________________________________

1 Pursuant to Commission File No. 70-10117 (HCAR No. 27690, dated June 27, 2003) (the "2003 Order"), Gulf was authorized to issue and sell Revenue Bonds in an aggregate principal amount of up to $180 million. Gulf was also authorized to issue and sell Senior Notes, one or more series of its first mortgage bonds and one or more series of its preferred stock in an aggregate amount of up to $450 million in any combination of issuance (together, the "Senior Securities"). Pursuant to the 2003 Order, Gulf has issued no Revenue Bonds and $270 million in Senior Securities. Thus, Gulf has remaining authority under the 2003 Order to issue up to $180 million in Revenue Bonds and up to $180 million in Senior Securities prior to March 31, 2006.

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The first sentence of Item 1.6 is amended and restated to read as follows:

              Gulf may determine to use the proceeds from the sale of the Revenue Bonds, the Senior Notes, the new Bonds, the new Preferred Stock and the Preference Stock to redeem or otherwise retire its outstanding senior notes, first mortgage bonds, pollution control bonds and/or preferred stock and preference stock if such use is considered advisable.

The final sentence of Section 1.6 is amended and restated to read as follows:

              Gulf also proposes that it may use the proceeds from the sale of the Senior Notes, the new Bonds, the new Preferred Stock and the Preference Stock, along with other funds, to pay a portion of its cash requirements to carry on its electric utility business.

The first sentence of Section 1.9 is amended and restated to read as follows:

              The effective cost of money on the new Bonds, the new Preferred Stock and the Preference Stock will not exceed competitive market rates available at the time of issuance for securities having the same or reasonably similar terms and conditions issued by similar companies of reasonably comparable credit quality; provided that in no event will such effective cost of money on the new Bonds exceed 300 basis points over comparable term U.S. Treasury securities.

Item 3.       Applicable Statutory Provisions.

Item 3 is amended and restated as follows:

                  Gulf considers that Sections 6(a), 7 and 12(c) of the Act and Rules 23, 42, 53 and 54 thereunder are applicable to the proposed transactions. The proposed transactions will be carried out in accordance with the procedure specified in Rule 23 and pursuant to an order of the Commission with respect thereto.

                  Rule 53 Analysis. The proposed transactions are subject to Rule 54, which provides that, in determining whether to approve the issue or sale of a security for purposes of financing the acquisition of an EWG or FUCO as those terms are defined in sections 32 and 33, respectively, of the Act, the Commission shall not make certain adverse findings if the conditions set forth in Rule 53(a)(1) through (a)(4) are met,


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                  and are not otherwise made inapplicable by reason of the
                  existence of any of the circumstances described in Rule 53(b).

                  Southern currently meets all of the conditions of Rule 53(a). At March 31, 2005, Southern's "aggregate investment," as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $265 million, or about 4.59% of Southern's "consolidated retained earnings," also as defined in Rule 53(a)(1), as of March 31, 2005 ($5.769 billion).2

                  With respect to Rule 53(a)(1), however, the Commission has determined that Southern's financing of investments in EWGs and FUCOs in an amount greater than the amount that would otherwise be allowed by Rule 53(a)(1) would not have either of the adverse effects set forth in Rule 53(c). See The Southern Company, Holding Company Act Release No. 26501, dated April 1, 1996 (the "Rule 53(c) Order"); and Holding Company Act Release No. 26646, dated January 15, 1997 (order denying request for reconsideration and motion to stay). The Rule 53(c) Order allows Southern to invest 100% of its consolidated retained earnings in EWGs and FUCOs.

                  In addition, Southern has complied and will continue to comply with the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) on the use of operating company personnel to render services to EWGs and FUCOs and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail rate regulatory commissions. Further, none of the circumstances described in Rule 53(b) has occurred. Finally, Rule 53(c) is, by its terms, inapplicable since the requirements of paragraphs 53(a) and 53(b) are satisfied.

__________________________________


2 Although Southern owns all of the equity in four indirect subsidiaries (EPZ Lease, Inc., Dutch Gas Lease, Inc., GAMOG Lease, Inc. and NUON Lease, Inc.), Southern has no direct or indirect investment or any aggregate investment within the meaning of Rule 53 in these FUCOs, including any direct or indirect guarantees or credit positions related to any capital or financing leases. (See Southern's application on Form U-1, File No. 70-9727, for further information.) Southern has executed limited keep-well commitments whereby Southern would be required to make capital contributions to SE Finance Capital Corp. II, SE Finance Capital Corp. or SE Finance Company, Inc. in the event of a shortfall in the scheduled debt service resulting from certain changes in the payments due from Southern under the Southern Company Income Tax Allocation Agreement. The maximum potential capital contribution required under these commitments is the unamortized balance of the related loans, which totaled approximately $403 million as of March 31, 2005.


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Item 4.       Regulatory Approval.

Item 4 is amended and restated to read as follows:
              Gulf's obligations with respect to the Collateral Bonds, the borrowings under the Agreements, the issuance of the Notes in respect thereof and the issuance and sale of the Senior Notes, the new Bonds, the new Preferred Stock and the Preference Stock has been expressly authorized by the Florida Public Service Commission, which has jurisdiction over the issuance of stocks, bonds and certain evidence of indebtedness by public utility companies operating in Florida.

              The transactions by Gulf proposed herein are not subject to the jurisdiction of any other state commission or of any federal commission other than the Commission.

Item 5.       Procedure.

              Gulf requests that the Commission's order herein be issued as soon as the rules allow and that there be no 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective. Gulf hereby waives a recommended decision by a hearing officer or other responsible officer of the Commission and hereby consents that the Division of Investment Management may assist in the preparation of the Commission's decision and/or order in this matter unless such Division opposes the matters covered hereby.

Item 6.       Exhibits and Financial Statements.

              (a)            Exhibits.

              A-3(a) - Restated Articles of Incorporation of Gulf and amendments thereto through February 9, 2001. (Designated in Registration No. 33-43739 as Exhibit 4(b)-1, in Form 8-K dated January 15, 1992, File No. 0-2429, as Exhibit 1(b), in Form 8-K dated August 18, 1992, File No. 0-2429, as Exhibit 4(b)-2, in Form 8-K dated September 22, 1993, File No. 0-2429, as Exhibit 4, in Form 8-K dated November 3, 1993, File No. 0-2429, as Exhibit 4, in Gulf's Form 10-K for the year ended December 31, 1997, File No. 0-2429, as Exhibit 3(d)2 and in Gulf's Form 10-K for the year ended December 31, 2000, File No. 0-2429, as Exhibit 3(d)2.)

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              A-3(b)         - Form proposed amendment to articles of
                             incorporation of Gulf authorizing issuance of preference stock and increasing the amount of authorized capital stock.

              A-3(c) - By-laws of Gulf as amended effective July 26, 2002, and as presently in effect. (Designated in Gulf's Form 10-K for the year ended December 31, 2002, File No. 0-2429, as Exhibit 3(d)2.)

              F          -   Opinion of Beggs & Lane, counsel for Gulf.*

              G          -   Form of Notice.*

* To be filed by amendment.

Exhibits heretofore filed with the Commission and designated as set forth above are hereby incorporated herein by reference and made a part hereof with the same effect as if filed herewith.

                                    SIGNATURE

              Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this amendment to be signed on its behalf by the undersigned thereunto duly authorized.

Dated:        July 28, 2005                        GULF POWER COMPANY



                                                   By: /s/Wayne Boston
                                                        Wayne Boston
                                                    Assistant Secretary



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